



NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 13, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of JATT ACQUISITION CORP, under the Exchange Act of 1934:

- Class A Ordinary Shares, $0.0001 par value per share
- Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50
- Units each consisting of one Class A Ordinary Share, and one-half of one Warrant to acquire one Class A Ordinary Share

Sincerely,